                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                             HOMEOWNERS GROUP, INC.
                    =========================================
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
                    =========================================
                         (Title of Class of Securities)

                                    43739N107
                                 (CUSIP Number)


D. Robert Crants                       Copy To:  Elizabeth E. Moore
DC Investment Partners LLC                       Stokes & Bartholomew, P.A.
2200 Abbott Martin Road, Suite 201               424 Church Street, 28th Floor
Nashville, Tennessee 37215                       Nashville, Tennessee 37219-2386
Tel. (615) 460-1220                              Tel. (615) 259-1450


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 1997
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)







                               (Page 1 of 6 Pages)

CUSIP No.  43739N107             SCHEDULE 13D   Page     2    of    6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          DC INVESTMENT PARTNERS OPPORTUNITY FUND, L.P. (62-1627912)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Tennessee
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of
                               989,500
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially
                               ----
  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               989,500
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With
                               ----
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          989,500
          ---------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          17.8%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                             HOMEOWNERS GROUP, INC.

                         AMENDMENT NO. 4 TO SCHEDULE 13D

    Reference is hereby made to the Schedule 13D originally filed with the
       Securities and Exchange Commission on October 15, 1996, as amended by Amendment No. 1 to Schedule 13D filed on October 16, 1996, Amendment No.2 to
   Schedule 13D filed on December 3, 1996, and Amendment No. 3 to Schedule 13D filed on January 10, 1997. Terms defined in the Schedule 13D as amended by
        Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, and Amendment No. 3 to Schedule 13D are used herein as so defined.


Item 1.     Security and Issuer.

         This statement relates to the Common Stock (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Sawgrass Corporate Parkway, Sunrise, Florida 33325-6235.

Item 2.     Identity and Background.

         This statement is filed by DC Investment Partners Opportunity Fund, L.P., a Tennessee limited partnership ("DC Investment L.P."). The principal business of DC Investment, L.P. is that of a private investment partnership. The principal business and principal office address of DC Investment, L.P. is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The sole general partner of DC Investment, L.P. is DC Investment Partners, LLC a Tennessee limited liability company ("DC Partners"). The principal business of DC Partners is that of acting as general partner of DC Investment L.P. and one other private investment partnership. DC Partners' principal business and principal office address is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The members of DC Partners consists of three citizens of the United States and one Arkansas corporation and their respective principal business addresses and principal occupations are as follows:

Members                      Address                                Occupation
-------                      -------                                ----------
D. Robert Crants             DC Investment Partners LLC             Co-Manager,
                             2200 Abbott Martin Road                DC Partners
                             Suite 201
                             Nashville, TN  37215

Michael W. Devlin            DC Investment Partners LLC             Co-Manager,
                             2200 Abbott Martin Road                DC Partners
                             Suite 201
                             Nashville, TN  37215




                               (Page 3 of 6 Pages)

Lucius E. Burch              Massey Burch Investment Group, Inc.   Chairman, Massey
                             301 25th Avenue North                 Burch Investments, a
                             Suite 103                             venture capital
                             Nashville, TN  37203                  company


Stephens Group, Inc.         111 Center Street                     Private Investment
Affiliate/Stephens, Inc.     Suite 2400                            Banking firm
                             Little Rock, AR  72201

         (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended and restated to read in its entirety as follows:

         The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was approximately $1,895,123.00. DC Investment L.P. obtained the funds for these transactions from its general operating funds. DC Partners, as the general partner of DC Investment L.P., may be deemed to beneficially own the securities owned by DC Investment, L.P.

Item 4.     Purpose of Transaction.

         DC Investment L.P. purchased the Securities as an investment opportunity.

Item 5.     Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         (a) DC Investment L.P. is the beneficial owner of 989,500 shares of Common Stock (approximately 17.8% of the shares of Common Stock of the Issuer). DC Investment L.P. became the beneficial owner of an amount in excess of 5% of the Issuer's outstanding Common Stock on October 9, 1996 as reflected by the filing of the original Schedule 13D on October 15, 1996. Since October 9, 1996, DC Investment L.P. has made the following purchases of Issuer's common stock increasing its beneficial ownership to its present level:


                               (Page 4 of 6 Pages)

            Date                                Number of Shares
            ----                                ----------------
            October 10, 1996                        155,000
            October 11, 1996                         20,000
            October 14, 1996                         30,000
            October 15, 1996                         15,000
            October 17, 1996                         10,000

            November 8, 1996                         35,000
            November 12, 1996                         5,000
            November 20, 1996                        10,000
            November 22, 1996                        50,000
            November 29, 1996                       180,000

            December 9, 1996                         10,000
            December 12, 1996                        10,000
            December 17, 1996                        30,000
            December 24, 1996                         6,500

            January 16, 1997                          8,000
            January 20, 1997                         10,000

            February 14, 1997                        50,000
            February 26, 1997                        15,000

         (b) DC Investment L.P. is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares. DC Partners, as the general partner of DC Investment, L.P. may be deemed to beneficially own the securities owned by DC Investment, L.P.

         (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in this Issuer's securities since the most recent filing on Schedule D.

         (d) No person other than DC Investment L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by DC Investment L.P.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

         None.

Item 7.     Material to be filed as Exhibits.

         None.


                               (Page 5 of 6 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 1997           DC INVESTMENT PARTNERS
      --------------           OPPORTUNITY FUND, L.P.

                               By:  DC Investment Partners, LLC, General Partner



                               By:     Doctor R. Crants
                                  ---------------------------------------------

                               Title:   Managing Partner
                                     ------------------------------------------
















                               (Page 6 of 6 Pages)